FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Yemenidjian Alex	2. Issuer Name and Ticker or Trading Symbol METRO-GOLDWYN-MAYER INC. (MGM)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman and Chief Executive Officer
(Last) (First) (Middle) c/o Metro-Goldwyn-Mayer Inc. 2500 Broadway Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 4/21/03
(Street) Santa Monica, CA 90404		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	$16.02	4/21/03(1)		G(2)	V		1500000	(3)	3/24/12	Common Stock	1500000			D
Employee Stock Option (right to buy)	$16.02	4/21/03(1)		G(2)	V	1500000		(3)	3/24/12	Common Stock	1500000			I	By Trust(4)

Explanation of Responses:

(1) The option was granted on 3/25/02, subject to shareholder approval which was obtained on 5/6/02.
(2) Gift to family trust known as the Yemenidjian Living Trust dated May 1, 1990.
(3) The option vests 1/36 on May 31, 2004 and 1/36 per month thereafter, through and including April 30, 2007, and is not exercisable until vested, subject to early vesting and exercisability in certain events, including termination of optionee's employment under certain circumstances or certain "changes in control" of the Company. None of the options are currently exercisable.
(4) The Yemenidjian Living Trust dated May 1, 1990.

By: /s/ William A. Jones William A. Jones as Attorney in Fact for Alex Yemenidjian **Signature of Reporting Person	April 21, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below (the "Undersigned") hereby constitutes and appoints WILLIAM A. JONES and JAY RAKOW his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for, and in the name, place and stead of, the Undersigned in his or her capacity as a director and/or officer of METRO-GOLDWYN-MAYER INC. (the "Company"), to sign any and all Forms 3, 4 and 5 pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Act") and to file the same with the Securities and Exchange Commission and any stock exchange or similar authority, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the Undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitution or substitutes, may lawfully do or cause to be done by virtue hereof.

The Undersigned hereby acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the specific request of the Undersigned, are not assuming, nor is the Company assuming, any of the Undersigned's responsibilities to comply with Section 16 of the Act.

This Power of Attorney shall remain in full force and effect as to Undersigned until he or she is no longer required to file Forms 3, 4 or 5 with respect to his or her holdings of, or transactions in, securities issued by the Company, unless earlier revoked by the Undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

Dated:  August 7, 2002.

/s/ James D. Aljian   /s/ Frank G. Mancuso
__________________________  ________________________
JAMES D. ALJIAN    FRANK G. MANCUSO
/s/ Francis Ford Coppola  /s/ Christopher McGurk
_________________________  ________________________
FRANCIS FORD COPPOLA   CHRISTOPHER McGURK
/s/ Willie D. Davis   /s/ Priscilla Presley
__________________________  ________________________
WILLIE D. DAVIS    PRISCILLA PRESLEY
/s/ Michael R. Gleason   /s/ Henry D. Winterstern
__________________________  ________________________
MICHAEL R. GLEASON   HENRY D. WINTERSTERN
/s/ Alexander M. Haig, Jr.  /s/ Alex Yemenidjian
__________________________  ________________________
ALEXANDER M. HAIG, JR.   ALEX YEMENIDJIAN
/s/ Kirk Kerkorian   /s/ Jerome B. York
___________________________  ________________________
KIRK KERKORIAN    JEROME B. YORK